TNF Pharmaceuticals, Inc.
855 N. Wolfe Street, Suite 623

Baltimore, MD

September 30, 2024

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Doris Stacey Gama and Suzanne Hayes

Re:	TNF Pharmaceuticals, Inc. Annual Report on Form 10-K for fiscal year ended December 31, 2023 Originally filed on April 1, 2024 File No. 001-36268 (the “Form 10-K”)

Ladies and Gentlemen:

On behalf of TNF Pharmaceuticals, Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 23, 2024, regarding the Form 10-K. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Form 10-K

Item 1C. Cybersecurity, page 57

1.	We note your disclosure that both your executive management team and your board of directors are responsible for oversight of risks from cybersecurity threats. Please confirm that in future filings you will expand upon the executive management team’s and the board of directors’ areas of responsibility to describe their respective processes in sufficient detail for a reasonable investor to understand as required by Item 106(b)(1) of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms that in future filings the Company will expand upon the Company’s executive management team’s and the board of directors’ areas of responsibility with respect to oversight of cybersecurity threats and will describe their respective processes in sufficient detail for a reasonable investor to understand as required by Item 106(b)(1) of Regulation S-K.

2.	We note that leaders from your executive management team oversee cybersecurity risk management. Please confirm that in future filings you will identify which management positions or teams are responsible for assessing and managing material risks from cybersecurity threats, and provide the relevant detail of all such persons or members in such detail as is necessary to fully describe the nature of the expertise as required by Item 106(c)(2)(i) of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms that in future filings the Company will identify the management positions or teams that are responsible for assessing and managing material risks from cybersecurity threats, and will provide the relevant detail of all such persons or members in such detail as is necessary to fully describe the nature of the expertise as required by Item 106(c)(2)(i) of Regulation S-K.

We thank the Staff for its review of the foregoing. Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick Werner, Esq. at (212) 659-4974.

Very truly yours,

TNF Pharmaceuticals, Inc.

By:	/s/ Mitchell Glass
Mitchell Glass
President and Chief Medical Officer

cc:	Rick Werner, Esq., Haynes and Boone, LLP